

Carleena Andrepont
Founder/ CEO
c.andrepont@usekeepers.com
(337)257-5996

Overview

Keepers connects short term rental hosts to vetted housekeepers and automates the housekeeping booking process for short term rentals via an on-demand marketplace app. Keepers allows professional and gig economy housekeepers to be their own boss and increase their earning potential. Keepers provides hosts certainty by eliminating the stress and hassle of finding a reliable cleaning service, payment negotiations, and facilitating communications and quality control. **Keepers is a woman-owned Delaware C-Corp and is launching on the Apple and Google Play Store.**

Team



Carleena Andrepont I Founder & CEO I Financial Executive
Carleena has spent the last 20+ years in senior executive roles in publicly traded companies overseeing billions of dollars in financial management and solving tough operational challenges. From leading an overhaul of a struggling banking institution, which resulted in a profitable acquisition, to managing international finances, Carleena has demonstrated the ability to create and execute operational plans in dynamic and uncertain environments. As a result of growing up without financial stability, Carleena believes that everyone deserves a living wage to sustain a quality of life.

Product

Eliminating the stress and hassle of finding a reliable cleaning service.

- **Integration** of vacation rental calendars
- **Automated** push notifications to streamline scheduling
- **Full management** of communication, payment and quality control
- **On demand** jobs to maintain a schedule fitting housekeeper's needs
- **Automated pricing** for housekeepers to increase earning potential



Revenue Model

Keepers is an online marketplace that takes 25-35% of each cleaning transaction.

Market



$150B

SAM $49 B

SOM $10 B

- 2M available short-term listing
- 1.4% Industry CAGR
- No one is utilizing the gig economy

Competition

	Keepers	Turno (Formerly TurnoverBnB)	Angi	Care.com	turnify	Cleanster.com / TIDY
Automated Pricing	✓	—	—	—	—	✓
On Demand	✓	—	—	—	—	—
Calendar Integration	✓	✓	—	—	✓	✓
Automated Job Progress Notifications	✓	—	—	—	—	—
Automated Backup Housekeeper	✓	—	—	—	—	—
Easy Tax Reporting	✓	—	—	—	—	—
Integrated Payment	✓	✓	—	—	✓	—

Comparables

Acquired/IPO	Acquirer	Acquisition Price Date	Revenue/Traction at Acquisition	Product Category
Angie's - merger	IAC/ Homeadvisor	$781.4M 10/1/17	$683M	Home services, current revenue $1.8B
Angies List	IPO	IPO $722M 11/17/11	$722M	Home Services
Care.com	IAC/Angies	$626.9M 2/11/20	$600M	Home Services

☐ "This document contains future projections around revenue and exits that cannot be guaranteed."